

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Andrew Fox
Chief Executive Officer
Charge Enterprises, Inc.
125 Park Avenue, 25th Floor
New York, NY 10017

   **Re: Charge Enterprises, Inc.**
     **Amendment No. 6 to Registration Statement on Form S-1**
     **Filed October 28, 2021**
     **File No. 333-253073**

Dear Mr. Fox:

  We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Board Committees, Compensation Committee Interlocks and Insider Participation, page 64

1. Please revise to include the independence determinations for each member of your board of directors in accordance with Item 407(a) of Regulation S-K.

Charge Enterprises, Inc. and Subsidiaries
Unaudited Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020, page F-3

2. You appear to have corrected errors in the financial statements related to taxes and debt. Please label the financial statements as restated and provide the disclosures required by ASC 250-10-50-7.

You may contact Robert Shapiro at (202) 551-3273 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.  Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Stephen Cohen, Esq.